Exhibit 99.1

DESIGNATED PRESS RELEASE
     For immediate release

NMG Announces Closing of US$22 Million Public Offering of Common Shares in the United States and Canada

MONTRÉAL, CANADA, April 17, 2023 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) closed today its previously announced underwritten public offering (the “Offering”) of 4,850,000 of its common shares (the “Common Shares”) at a price of US$4.55 per Common Share for aggregate gross proceeds of approximately US$22 million. The Offering was conducted on a bought deal basis through a syndicate of underwriters led by BMO Capital Markets and Cormark Securities Inc. In consideration for the services rendered by the underwriters, the Company has agreed to pay the underwriters a cash fee equal to 6% of the gross proceeds of the Offering.

The net proceeds of the Offering will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

In connection with the Offering, the Company has filed a final prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022, filed in Canada (the “Base Shelf Prospectus”) and the Company's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Offering was made in the United States and in each of the provinces of Canada. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Company and the Offering. Investors should read the Prospectus Supplement, the Base Shelf Prospectus, the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The Prospectus Supplement filed in the United States (together with the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) and the Prospectus Supplement filed in the United States (together with the Registration Statement) may be obtained upon request from the following sources: in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca; and in the United States from BMO Capital Markets Corp. at 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements related to the Offering, the expected use of proceeds, and those which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in this press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including that the proceeds from the Offering will be utilized by the Company as currently expected, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, the anticipated use of proceeds from the Offering, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in the Company’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.